                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 3
                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          THE WILLIAMS COMPANIES, INC.
         (Name of Subject Company (issuer) and Filing Person (offeror))

           OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                    969457100
                (CUSIP Number of Class of Underlying Securities)

                            BRIAN K. SHORE, SECRETARY
                          THE WILLIAMS COMPANIES, INC.
                               ONE WILLIAMS CENTER
                              TULSA, OKLAHOMA 74172
                                 (918) 573-2000
                  (Name, address and telephone number of person
                        authorized to receive notices and
                   communications on behalf of filing persons)

                                   Copies to:

                               PAMELA BAKER, ESQ.
                              STEPHEN E. FOX, ESQ.
                          SONNENSCHEIN NATH & ROSENTHAL
                                8000 SEARS TOWER
                             CHICAGO, ILLINOIS 60606
                                 (312) 876-7934

                            CALCULATION OF FILING FEE

    TRANSACTION VALUATION(1)           AMOUNT OF FILING FEE(2)
--------------------------------------------------------------------------------
           $17,012,652                          $1,376
--------------------------------------------------------------------------------

----------

(1) Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase an aggregate of 13,452,658 shares of common stock of The Williams Companies, Inc. having an aggregate value of $17,012,652 as of May 16, 2003 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

(2) The amount of the filing fee, calculated in accordance with Section 13(e) of the Securities Exchange Act of 1934, as amended, equals $80.90 for each $1,000,000 of the value of the transaction. The filing fee was paid in connection with previous filings of this Schedule TO.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  Not applicable.

Form of Registration No.:  Not applicable.

Filing Party:  Not applicable.

Date Filed:  Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO, as amended (the "Tender Offer Statement") filed by The William Companies, Inc., a Delaware corporation ("Williams"), relating to the offer by Williams to exchange certain outstanding employee options to purchase its common shares, upon the terms and subject to the conditions set forth in the Offer to Exchange dated May 27, 2003, a copy of which was attached as Exhibit (a)(1) to the Tender Offer Statement.

ITEM 12.  EXHIBITS.

(a)(1)            Offer to Exchange, dated May 27, 2003(1)

(a)(2)            E-Mail Message to Employees Announcing Exchange Offer(1)

(a)(3) Form of Election Form, Including Statement of Employee Stock Option Holdings(1)

(a)(4)            Form of Notice of Withdrawal(1)

(a)(5)            Instructions to Participate in Offer(1)

(a)(6) Form of Confirmation of Election and Promise of Grant of Replacement Options(1)

(a)(7)            Form of Confirmation of Ineligibility and Voided Election(1)

(a)(8)            Form of Confirmation of Election Not to Participate(1)

(a)(9)            Reminder E-Mail to Employees(1)

(a)(10) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 filed with the Securities and Exchange Commission on March 19, 2003 (Incorporated by Reference)

(a)(11) The Company's Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2003 filed with the Securities and Exchange Commission on May 13, 2003 (Incorporated by Reference)

(a)(12)           Question and Answer about the Stock Option Exchange Program(1)

(a)(13)           Reminder E-Mail to Employees, dated June 25, 2003

(b)               Not applicable

(d)(1)            Form of Stock Option Agreement between the Company and its
                  Employees(1)

(d)(2) Form of Replacement Option Grant Letter between the Company and its Employees(1)

(d)(3) The Williams Companies, Inc. 2002 Incentive Plan, as amended(1)

(d)(4) Prospectus to The Williams Companies, Inc. 2002 Incentive Plan, as amended(1)

(g)               Not applicable

(h)               Not applicable

-------------

(1)     Previously filed.

SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       THE WILLIAMS COMPANIES, INC.



                                       By: /s/ MARCIA M. MACLEOD
                                          ---------------------------------
                                       Name:  Marcia M. MacLeod
                                       Title: Vice President Rewards and Policy
Date:  June 25, 2003

                                INDEX TO EXHIBITS

(a)(1)            Offer to Exchange, dated May 27, 2003(1)

(a)(2)            E-Mail Message to Employees Announcing Exchange Offer(1)

(a)(3) Form of Election Form, Including Statement of Employee Stock Option Holdings(1)

(a)(4)            Form of Notice of Withdrawal(1)

(a)(5)            Instructions to Participate in Offer(1)

(a)(6) Form of Confirmation of Election and Promise of Grant of Replacement Options(1)

(a)(7)            Form of Confirmation of Ineligibility and Voided Election(1)

(a)(8)            Form of Confirmation of Election Not to Participate(1)

(a)(9)            Reminder E-Mail to Employees(1)

(a)(10) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 filed with the Securities and Exchange Commission on March 19, 2003 (Incorporated by Reference)

(a)(11) The Company's Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2003 filed with the Securities and Exchange Commission on May 13, 2003 (Incorporated by Reference)

(a)(12)           Question and Answer about the Stock Option Exchange Program(1)

(a)(13)           Reminder E-Mail to Employees, dated June 25, 2003

(b)               Not applicable

(d)(1)            Form of Stock Option Agreement between the Company and its
                  Employees(1)

(d)(2) Form of Replacement Option Grant Letter between the Company and its Employees(1)

(d)(3) The Williams Companies, Inc. 2002 Incentive Plan, as amended(1)

(d)(4) Prospectus to The Williams Companies, Inc. 2002 Incentive Plan, as amended(1)

(g)               Not applicable

(h)               Not applicable

-------------

(1)     Previously filed.